Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Deutsche Bank Conference Transcript

September 10, 2021; 9:00 AM EDT

Toliy Gliberman:	Welcome, everyone. Thank you for joining Deutsche Bank’s Technology Conference. I am Toliy Gliberman and I’m pleased to have Romil Bahl and Puneet Pamnani with KORE. The format will be presentation and throughout the session, we encourage you to ask questions by submitting them through the Q&A box on the left-hand side of your screen. We will not be sharing names of folks who ask the questions, so please feel free to ask anything on your mind. With that, I would like to pass it over to Romil. Romil, please go ahead.

Romil Bahl:	Thank you very much and good morning to you and I guess good afternoon, good evening to those that are watching the recorded version of this. Delighted to tell you a little bit about the KORE story. I’m sure my legal advisors will be very pleased with me scrolling slowly through these disclaimers first, but let me start with the introductory slide. Puneet Pamnani joins me today. He’s our CFO and has been with us a little over 3 years. I’ve been here about 6 months longer than he has at KORE, but we’ve worked together in about 3 different companies before. My first CEO gig was a public company role with an analytics procurement analytics company here in Atlanta where also KORE happens to be headquartered. And the company in between was headquartered in Detroit, so we travelled up there every week, pivoted that company, Lochbridge, towards the connected car space. All that transpired in 2017. Learned a lot about IoT there. And so when we were introduced to the KORE opportunity, for me it was late in 2017, it just felt like a really attractive business model and something we could get behind for a 10, 15-year exciting run and so foretelling you about that.

The reason we are here today, of course, is because we’re at the tail end, hopefully, of a business combination SPAC/go-public deal with our Cerberus sponsor. CTAC is the first of their franchise of SPACs. When we were called by Cerberus, when really Abry, our private equity company was called by Cerberus, they told us that they were looking at over 100 assets for their very first SPAC. And so, we decided to engage and we were very, very impressed with the team they had put together there starting with Tim Donahue who is of course a legend in the telco space, the CEO of the SPAC, and hopefully the Chairman of our public board here shortly.

So with that background, there’s a few details here about the deal itself. If there is interest, it’s roughly $1 billion worth of valuation and I guess the important thing from me, from a sources and uses standpoint, is to make sure I’ve made the point that in no way is this being viewed as an exit. In fact, all of our current shareholders are rolling, if you will, carrying their current private equity into public equity or public stock as part of this transaction. All proceeds, net of the transaction expenses, are actually being used to pay down debt. Our big preferred tier of preferred equity and then of course the senior debt, reducing that as well. Pro forma gets from 9+ turns to less than 2. But obviously, redemptions and the like will tell us where we actually end up.

Okay, so onto the highlights of our story. This page has a lot of words on it and you might wonder why I start with it. But if you asked me to write down the 7 key highlights for this company, that’s what this page is. And then really, all the slides in the deck after this support and bring to life these points. So let me get my glasses on, because I can’t read in this format. This is such a small screen here. But the first point is of course just about KORE, the pureplay IoT company that we are.

So first, I think it’s really important to give a bit of a context on the Internet of Things, IoT, right? Gosh, it was now about 10, 12 years ago when the hype started around IoT. But it got off to a very slow start. The last decade of IoT, the 2010 to 2020 type decade, we as an industry, device manufacturers and antenna manufacturers and network providers, did not do a good job of making this easy to adopt. The customer was forced to put all of the Lego bricks together. Lots of issues occurred, lots of challenges occurred. In fact, over the last 3 years at KORE, I’ve keynoted several times on sort of the top 7 challenges of deploying in IoT and why things have been slower. And that’s been frustrating certainly to some investors who followed IoT. But I’m here to tell you that over the last few years of the last decade, things are starting to mature rapidly. The pandemic has caused an explosion for example in connected health and connected technologies. I like to say that in the 18, 20 months of the pandemic, we’ve seen 18 or 20 years’ worth of adoption and innovation in healthcare alone.

Fleet and telematics is where it all stated, connected car and all of that, and the other industries are coming very rapidly now. And so this next decade of IoT promises to be very exciting. We’re going to go from about 12 billion devices at the end of 2020 to about 75 billion connected IoT device as the end of 2030. To put that in perspective, that’s 8, 9, 10 devices per human being on the planet. Everything truly connected in an intelligent planet.

Seeing this trend coming, hearing from our customers in the first half of 2018 when we were getting out there trying to figure out what our strategy should be for the go-forward growth, we heard in spades that they would love to have simplification. They would love to have a one-stop shop, a place where they can come to and get a bunch of these services as opposed to trying to piece together many, many suppliers and providers to deliver one end-to-end solution. In fact, there’s a consulting firm that did a study back in about 2017 timeframe that for the average enterprise, it takes about an average of 18 different suppliers to deliver one end-to-end solution.

So you sit back and just think about that, right? To get to 18 suppliers, you probably started with 180 conversations and then shortlisted and RFP’d or whatever you did. And then you’ve got to coordinate and manage that. It is a nightmare in and of itself. And so the fact that KORE can now do all of those things more or less in one shop, or at least orchestrate across the partner ecosystem to bring those services to bear, is probably one of our biggest differentiators. It solves our customers’ biggest problem on the one hand, and on the other hand, it gives us so many growth levers, revenue levers for the next 10 and 15 years, that we couldn’t be more excited about the opportunity here at KORE.

When you think about our platform for growth in this sort of best-in-class SaaS and PaaS platform, you have to add in the fact that we have 3,600 customers already today, of which the first 500 make up about 80% of our revenue, so we’re not exactly concentrated really. Long tail. Deliberate long tail. Because some of these small customers are just starting up or starting up their enterprise deployments and they will grow. And as they grow, we grow with them. In fact, one of the most exciting parts of our story is that all our customers are in IoT. They deliver IoT end solutions to themselves or to others and they’re growing at an average rate of 20%. I’ve never been in a business where I had 91% recurring revenue and the customers are growing 20%. So just serve them well, you are going to grow at those kinds of rates.

There’s a phenomenal opportunity from an eSIM and 5G growth perspective as Edge compute comes up. I mean digital transformation has now officially moved out to the Edge and that’s all about IoT, so it’s where we are positioned to grow. You’ve hopefully had a chance to look at the statistics here. I will point out a couple of things very quickly on the next few pages about our financial characteristics, so let me move off of this page now. I’ll just summarize with Point 7 by saying that we are a pureplay IoT, right? You don’t have to make a bet on us in this or like you would on some companies and say, okay, these guys are going to be the best at remote patient monitoring. Or the best at providing a fleet management solution. We enable all of those guys. If you think about an IoT solution as an iceberg, what’s above the waterline is what our customer delivers, that end value proposition. The 90% of the work that has to be done behind the scenes to orchestrate, make connectivity happen no matter which country, no matter which device, no matter what technology, that’s where we come in and help. And so it’s a really powerful way to play the connected planet wave because we’re going to enable thousands and thousands of use cases over the next few years. Some of those will win and become unicorns, and we will grow with them.

All right, I’ve said a lot about this page already, so maybe just to point to a couple of things, I mean our mission statement now, what we do, is deploy, manage and scale customer solutions. How we do it is through connectivity solutions and analytics. IP driven businesses. A little over 500 employees. Not looking to get a lot bigger as we deliver more and more and more and go on this journey towards $1 billion in revenue.

45 carrier integrations is one of our key differentiators. That’s API level integrations into M&Os, into the carriers’ OSS and BSS stacks that in and of itself can take a year and a half or 2 years to integrate, if you could even get into those carriers. We had to do this inorganically. It was pretty much the only way to do it. And so that’s the asset we’re starting our business with, right? I mean you could argue that Twilio started its business with an asset, mass text asset. We’re starting with a connectivity asset. We were a 100% connectivity business a scant 3 years ago. We added connectivity solutions and analytics, or added solutions and analytics to that IoT connectivity, and it’s amazing how quickly the solutions business is growing. We’ve gone from obviously 100% connectivity to about 70%, not quite, but 71% in Q2 is what we just announced. Last year it was more like 75/25. And with these amazing characteristics of 91% recurring revenue, 90% visibility, we’re built to be a public company which we would probably have done an IPO on our own next year or two if Cerberus hadn’t come along and called us.

This is a good page to just summarize our services and it showcases that in 2020 we were at about 75/25 as I said, 74%/26%. One of the most important things to know about our business, and that’s something that drives the recurring nature of our business, is that once a SIM is installed into a device and the device is deployed on behalf of one of our customers, we are pretty much going to get revenue for the lifetime of that device. So you might ask yourself, why? What if some new carrier came in and said, hey, I can do this $0.10 cheaper on the ARPU, or $0.20 cheaper on the ARPU? Well, the cost of changing out the SIM card in each of those devices can range from $100 to $200 depending on the complexity, the truck roll if you will, as we call it in the industry. And so 7 to 10 years is what we say, but really, devices are starting to last longer than that because we’re getting better at battery, we’re getting better at usage of battery and low power type use cases. And so 10, 12, 15 years we are guaranteed of this revenue. In fact, there was a little bit a one-time churn that happened along the time that we were building this asset that was, I don’t know, about a half dozen acquisitions done between 2012 and 2016 before Puneet and I got here, we lost some customers out of the transformational period. We’re still counting revenue from some of those customers. They decided to stop doing business with KORE in terms of not giving us new subscribers. The fact that we’re still getting revenue from it, finally going away, it’s been a bit of headwind and that’s why our topline growth doesn’t look great. But it’s also representative of one of the biggest trends of our business. Again, I’ve never been in a business where 5 and 7 years after a customer stopped doing business with us, we’re still getting revenue. And it’s kind of nice because we now can go back in and say, look how far we’ve come the last 3 years. And we’re starting to win some of those guys back, so it’s a very, very interesting feature of our company.

I’ll accelerate a little bit as I observe my clock here. A series of differentiators, 3 massive technology stacks that we’ve spent over $30 million of our overall $50 million investment these last 3 years. We really are ready for this explosion in the market. And I want to get to the market. Here’s the market. From roughly 12 billion IoT devices as I said, at the end of 2020, to 75 billion devices 2030. 2020 to 2025, exciting growth rates, 20%-ish. 2025 to 2030, 50% growth rates, powered as 5G matures, eSIM matures, etc. So what does that mean? How does this manifest itself?

The same 75 billion devices arrayed here on this chart by connectivity protocol. How are these things connected? Short-range in gray, long-range, so cellular, satellite, unlicensed cellular like LoRa, etc. We just put a press release out on a big bet we’re making with our partners Everynet in the LoRa lines. And so the beauty of this thing is, no matter how people choose to connect or need to connect, what’s best for their use case, we get to play. We get to charge you money when you pay for usage. Well, that’s when it’s satellite or cellular, etc. And so our connectivity as a service, our connectivity enablement services are applicable if you will above that line, above that gray line.

But our newer services, the device management services, SaaS tools, etc., are really applicable arguably to the whole 75 billion device stack there. So it’s a phenomenal opportunity. I talk often at KORE about transforming from going from 3% of the market to 30% of the market in terms of our target addressable market. Which, look, it’s a little bit unfair because until I have a huge shop in China, presence across Asia Pacific, I can’t really say that I hit 30% of the IoT market. The IoT market is so massive. But in the geographies where we can deliver our full suite of services, to be able to address 30% of this massive market gives us such huge tailwinds for the next 10, 15 years, that really, I don’t worry about market and market size and all these sorts of things. It’s really an execution challenge and how quickly are we willing to invest into what is a proven now strategy and opportunity. And that’s one of the big reasons of course to go public. You go public, you reduce the strain of 9 or 9.5 turns of debt, get financial flexibility, accelerate M&A activity. Now you’re unlocking shareholder value into a proven strategy in a proven growth company much faster. The drivers I’ve already talked about, eSIM, 5G, LPWA, etc.

I’m going to whiz past 5G, I think there’s enough 5G hype out there without me overhyping it. I’m going to get here. The top 7 challenges are on the left side of that page. You’re happy to look at that. There’s an hour-long version of our video out there if you are interested, and certainly, we’re happy to talk to you in-person. And I can take you through in much more detail. But those are the big 7 challenges that in IoT existed, and how we solved it at KORE is by putting a framework together of the 7 big steps you have to take. And by the way, we call it the 7x7 framework because there’s 7 big deliverables that you deliver underneath each of these.

So how does this really make a customer’s life easier? How do we actually simplify? So this is our largest customer. It’s an instantly recognizable name by the way, a MedTech company. They are in several use cases. The use case we’re talking about here is cardiac rhythm monitoring, so this is when you have a pacemaker in your heart and need to monitor it, get the data off of it, etc. Or like in my father’s case, he doesn’t have a pacemaker, he has a little monitor chip embedded. So again, in this use case they use Bluetooth really actually to get that data off. That doesn’t have much of an effective range, 15, 20 feet at best, right? It’s one of those short-range technologies that we talked about earlier in the gray part of that bar. So typically, the hub or gateway sits right by the bedside where you’re going to spend at least 6, 7, 8 hours, and reads the heart data. And then depending on the criticality of the patient, once, twice, 3 times a week, 7 times a week, that data is shipped up in a HIPAA data privacy kind of way to a health cloud and then to the physician portal so care can be provided.

Now, it says KORE CaaS there for how the data is shipped back up, but that’s obviously our bread-and-butter IoT CaaS business that we’ve been building for 20 years. This customer today ships to 57 countries. When people move, they tend to take their pacemakers with them. We gather data, we collect data from over 100 countries. The last report I saw was 109 countries that we get data from and then funnel it back to where it needs to go. Just think about that for a second. 109 countries. If you need AT&T, Verizon, T-Mobil to assure yourself of really good connectivity anywhere in the US, if you just took that 2 to 3 carriers and applied it to 109 countries, you’d have to deal with 200 to 300 carriers. This customer. So that average of 18 partners, these guys would be let’s just say well above that average, just on carrier partners alone. We handle all of that complexity down to one screen for them to manage from, one number for them to call, etc., one bill. And as this use case has grown for this customer, growing about 20% a year, last year, 2020, the CaaS business, the right side of this page, kicked off about a little over $8 million in revenue.

And then as the solution side of the business has grown, as we — when the — so back to my how do we simplify adoption of IoT, this customer sends us a purchase order with a number forecast for the next quarter. And then we go to work. The third party that manufactures their device for them, who by the way, our solution architect engineers have worked through this is the 9th generation of this product that we’re working on with them right now. That manufacturer sends them to our facilities. We have all of the FDA regs and ISO certifications and everything to handle medical devices. We do the firmware, the software, we can lock the device down with MDM technology. We stage it, we pivot, we ship it. We handle any support issues if it’s not easy to connect right out of the box, which it is designed to be.

All of that is done by us. Under the pyramid, under the iceberg, under the waterline of the iceberg. The patient or the individual consumer that buys something on the net or something and says, please send me one of these kits, has no idea that KORE exists, because it’s our customer’s name out there. And that’s the way we like it. We don’t want to make our customers competitors.

So hopefully that’s telling you a little bit of a story of what we do and how we’re making it come to life. This is our tech stack. Three big stacks that we’ve invested into. Again, probably an hour’s worth of conversation here alone, on this page alone. The 7 engines that we’ve invested into with our KORE One platform, the eSIM stack, and then of course our KORE network, cellular KORE network stack which we call HyperKORE because it’s cloud native.

But without this massive amount of IP, we couldn’t do what I just talked about, 109 countries, connectivity, different devices, different technologies. There’s 2G in Brazil, there’s 4G in The Netherlands. Making all that work, translating all those protocols, making it usable when it goes through that API integration into our customers’ systems, it doesn’t happen without an immense knowledge and sort of, again, orchestration simplification. And that’s what this IP does. And it’s highly scalable and extensible. The one thing I asked our CTO to do as he set off on his task to leapfrog and built us a better platform than any out there in the world, was to make sure that we could scale it. We were at about 10 million subscribers at the time, just less. And I said, I want this thing to be able to handle 100 million subscribers. So we’re built and ready for scale and the operating leverage that comes off of that is obviously immense as you know. Because again, you’re going to add a lot of people as you grow from 10 million to 100 million subscribers on technology.

Okay. So we’re now into the financial elements. Puneet would tell you that he’s never seen a business like this where he has this kind of visibility going forward, driven again but the longevity of the revenue of each SIM and each device as it gets out there. This is really — now we’re getting to the important stuff. This is what we are saying we will do. This is our forecast. $414 million by 2025. So a few words about this. We call this our base case internally. We sort of expect to exceed it. If you look at that $219 million number for 2021, well, our first 2 quarters, both of which were record revenue, $55 million in Q1. Q1 is our seasonally smallest quarter. We’d never hit $55 million. Q2, we went over $60 million. We’d never hit $60 million in a quarter. You just add those 2 up, we are close to $116 million already for just half the year. If we just did nothing more than that, we’ll do more than that, but if we did nothing more than that, that would be $232 million for the year, we put out $219 million.

So yeah, we like to sort of underdeliver, or under promise and overdeliver I guess the UPOD model is what Cramer would call that on CNBC. But with 19% growth in Q2 and about 24% EBITDA, we’re 43%, 43 if you will on the Rule of 40. So that’s the kind of performance I think this business is capable of. None of us is claiming we’re there yet. We had a really good quarter, but you know, in another couple of years as we get through this transformation that we’ve been working on, build out our analytics tools, etc., I’m very confident the company can get there. And again, with these tailwinds the next 10 and 15 years, as our short-term headwinds of the 2G/3G sunsets go away, this one-time churn goes away, you can see the last $5 million of that is next year, we’re sort of off to the races.

You can see the attractive EBITDA. You can see that there’s growth and leverage in the business. We’re investing right now into our newer IoT solution services. As that investment goes down, as there’s more diversification and cross sell across 3,600 customers, there’s a lot of exciting things to happen. And the free cash flow is worth looking at. We built a highly profitable, high free cash flow business because it’s built on the backs of partners who spent billions on spectrum, on towers, on satellites, etc., etc. And we were able to take advantage of that. $350 million of free cash flow over the next 5 years on this base case.

The upside case is to get to $1 billion. When we internally talk about how we want to execute the next 5 years, we want to get closer to $1 billion. We’re investing in some preconfigured solutions and new analytics and other services that we think will get organic growth above this number, closer to $600 million or $700 million. And then you can layer in $200 million or $300 million of M&A, accretive capability building M&A. We don’t need to do M&A for growth, we only do M&A for assembled customers. And you’ve got a pretty compelling story we believe on our minds.

And look, there’s real signs of momentum. Our total — as our strategy is kicking in, as cross selling is starting to take hold, there’s signs of real progress. The SIM growth — I mean, one of the best leading indicators of course is SIMs. When you get a SIM out there and they start to get deployed in the customers’ supply chain, you know good things are going to happen. And while Q4 last year was arguably sort of a very, very good quarter, I don’t expect to do 48% like that all the time. It just — it is powering obviously the revenue you’re seeing come out this year as we hit record after record in these quarters.

And then this is the upside story. I mean largely speaking, what Puneet has modeled into our 5-year plan that you just saw, the base case $414 million plan, are these first 2 green bars. It’s the cross-sell opportunity. Less than 200 of our current 3,600 plus customers buy multiple services from us today. The rest are just connectivity which is our bread-and-butter, 20 years of building that service. As you sell those existing customers additional things, that’s the cross-sell opportunity there. And then, oh by the way, and I said this earlier, our customer base is growing at 20%. So if you do nothing else but serve your customers well, you should grow by 20% a year, put 20% more devices out there.

To that we are adding, as I said earlier as well, preconfigured solutions, analytics-oriented services. And we think we can get this thing closer to $700 million. And then you add M&A. All right? So, let me check if there are questions. I’m not going to pound my own chest on this valuation benchmarking comps type of chart. Just going to leave it up there for you to look at. And let me see if there is any Q&A that has come in.

Toliy Gliberman:	Romil, maybe I’ll ask the first one to kind of lead into this. You talked about the competitive mode which is quite amazing and the tenure of your customers and the SIMs. Can you talk about — can you explain for the audience a little bit better kind of your revenue model and your pricing?

Romil Bahl:	Yeah, no, I’m happy to, right? So I probably went over that chart a little bit quickly, but I will point people back to the chart where we had our services. In fact, maybe I can even circumnavigate this thing quickly, most pretty quick. So let’s just go row by row. Again, the bread-and-butter CaaS business, IoT CaaS, connectivity as a service business, is a pure usage-based pricing model. You think Twilio, think whoever you want to think. When the SIM, effectively when the device is up and running and transmitting data, is when we charge our customers. Obviously, we buy wholesale bulk data and data plans from satellite providers, from all these M&O partners, and then we can slice and dice them and package them up and sell them to our customers in ways they need it to consume. If they go over their rate plans, they pay overage, which contributes to the very nice 60% type gross margins of this business. On the other hand, we are very good at data science and optimization across all of these carriers and these bandwidth and data plans that we buy, so we don’t pay — very, very seldom and rarely do we pay any kind of overages back into our supply chain so to speak. So it’s a simple per subscriber APRU type conversation here. Again, those 7, 10 plus years, once it’s in there.

The connectivity enablement services we’ve actually added these last few years is a little bit more CaaS business, a little bit less SaaS. It’s a little bit more CaaS, very sticky, 3 to 5-year type business. But this is when maybe you want to use my connectivity management platform to launch an IoT business of your own or to manage your own IoT business inside these large enterprises. These large enterprises are becoming much more operator-like or MVNO-like if you want to think it about that way. And they want control, they want private networks, they want to control their own devices. And they can use our technologies to do that if so.

Then when it comes to the IoT solutions side, some of these services, like our location-based services platform, our SecurityPro platform, which has won several awards in innovation here recently, are classic SaaS tools. On the other hand, our device management services can be both per device type charges, but equivalently can also be a little bit sort of manual intervention because somebody that knows how to do mobile device management can lock up that device, make sure somebody can’t just steal the SIM card and do something bad with it. And so slightly different pricing models as we diversify our product base. But typically, by the device, by the month, usage-based pricing is what you should keep in mind.

Toliy Gliberman:	Got it. That’s very helpful, thank you for clarifying. I guess another question that I see here, on your go-to-market. There’s a number of existing customers that you have, quite an amazing number. Can you help explain for the audience how does that play into your growth?

Romil Bahl:	Yeah, no, I’m happy to. One of the more exciting things we’ve done in what we call Phase 2 of our 5-year transformation, Phase 1 was, from all of the acquisitions, settle all that down. We had a bit of cleanup to do, we had a bit of culture or One Team to do, and we had to invest into our bread-and-butter. We had to make sure the aircraft carrier was solid, the connectivity as a service business was solid. 60% margin business, you don’t went to treat it with disrespect. Invest in that, invest in that platform, etc.

Phase 2 was going to market by industry and taking eSIM leadership. And by the way, we really do believe we are an eSIM leader. Of the almost 5 million SIMs we shipped last year, almost 1 million already are eSIM. And that’s going to shift. It’ll be 80/20 the other way in the next 2, 3 years as people realize the power of eSIM. And at some point, I tell customers, why would you ever buy anything other than an eSIM ? It’s a very exciting technology. Just like Apple has pushed it on the consumer side, we’re taking advantage of it now and pushing it in the IoT side.

But back to the main question of course, which is the go-to-market, for the first year, this year, 2021, we stood up two industries. Fleet, which has long been our largest and where IoT started kind of industry, and then health, connected health as we call it. Which by the way, became our largest industry last year. In fact, it became about a third of our business last year. This explosion with the pandemic. I mean there is remote patient monitoring company being founded every day in the United States alone. Forget the world for a second. And that’s the kind of explosion that’s happening in connected health, so it became over 32% of our revenue.

So anyway, so those are the first two we’ve launched. And as quickly as I’m allowed and given the freedom by our board to invest more EBITDA into going to market by industry, we will put practices around industrial and industrial IoT and Smart Apps, the asset monitoring space, which is growing at a phenomenal rate, and then into our communication service providers business and launch these industries. And so that’s how increasingly we are going to business. And you might say, well, a lot of your services feel relatively horizontal, sort of relatively applicable to everything. The services you see on this page right here. And that’s true. But I’m a real believer that to become a trusted advisor, to really talk the customer’s language, we have to know the use cases in the industry segments within these sectors that we really want to focus on really well. Hire talent, build capabilities for that. And so that’s where we are headed. And unsurprisingly to you, the use cases we’re picking and where we’re focused are the ones where 80% to 90% of the IoT spend is. So we think we’ve picked smartly and that’s how we go to market.

Toliy Gliberman:	Great, terrific. I don’t see any more questions from the audience here, so thank you so much for joining us at the Deutsche Bank Technology Conference. And Romil and Puneet, good luck on the rest of the process and thanks again.

Romil Bahl:	Thanks so much for having us. Cheers.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.